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                 AZTECA HOLDINGS ANNOUNCES THE EXPIRATION OF THE
                              EXCHANGE OFFERS FOR
                    ITS 10 1/2% SENIOR SECURED NOTES DUE 2003
                                       AND
              ITS 10 3/4% SENIOR SECURED AMORTIZING NOTES DUE 2008


FOR IMMEDIATE RELEASE

     Mexico City, July 14, 2003 - Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced that as of 5:00 p.m. on July 11, 2003, the expiration date of the exchange offers for its 10 1/2% Senior Secured Notes due 2003 and its 10 3/4% Senior Secured Amortizing Notes due 2008, approximately US$33,698,000 in aggregate principal amount of the 10 1/2% notes and approximately US$62,541,000 in aggregate principal amount of the 10 3/4% notes had been tendered for exchange. The exact amount that was tendered of each series is subject to final verification.

     On July 15, 2003, Azteca Holdings will pay the remaining outstanding balance on the 10 1/2% notes, the initial amortization and interest payments on the 10 3/4% notes and the accrued interest owed to the holders of the 10 1/2% notes and the 10 3/4% notes who participated in the exchange offer.

     This press release does not constitute an offer to sell or the solicitation of an offer to buy the new 12 1/4% Senior Amortizing Notes due 2008 offered in exchange for the 10 1/2% notes and the 10 3/4% notes, nor shall there be any sale of the new 12 1/4% notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     The new 12 1/4% notes have not been registered in the Securities Section of the National Registry of Mexican Securities (Seccion de Valores del Registro Nacional de Valores de Mexico) and accordingly cannot be the subject of a public offering or exchange in Mexico.

     The exchange offers are being made pursuant to an Offering Memorandum dated June 12, 2003, as supplemented by the Supplement to the Offering Memorandum dated June 26, 2003, and the related Letters of Transmittal, which more fully set forth the terms and conditions of the exchange offers.



     Company Profile

     Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 55.0% of the capital stock of TV Azteca, S.A. de C.V.

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca's affiliates include Azteca America, operator of a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, operator of an Internet portal for North American Spanish speakers.

     The matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this press release are subject to (i) the closing conditions for the exchange offers and Azteca Holdings' right to terminate, modify or amend the exchange offers, (ii) United States and Mexican market conditions and their impact on the exchange offers, (iii) Azteca Holdings' ability and the ability of TV Azteca to service Azteca Holdings' debt and its debt, (iv) the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates, (v) competitive factors affecting TV Azteca and its affiliates in Mexico and the United States, (vi) cancellations of significant advertising contracts of TV Azteca, (vii) limitations on Azteca Holdings' access to sources of financing on competitive terms, (viii) significant economic or political developments in Mexico and globally which affect Mexico, (ix) changes in the Mexican regulatory environment, (x) commencement of armed hostilities directly or indirectly involving the United States or affecting Mexico and (xi) terrorist attacks initiated against the United States or its allies in the United States or elsewhere. Other risks that may affect Azteca Holdings or TV Azteca are identified in Azteca Holdings' Form 20-F, TV Azteca's Form 20-F and other filings with the United States Securities and Exchange Commission. Azteca Holdings undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.